1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

May 4, 2015

Asen Parachkevov

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Dear Mr. Parachkevov:

We are writing in response to comments provided electronically on January 9, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on December 12, 2014 on behalf of Goldman Sachs ActiveBeta® Emerging Markets Equity ETF, Goldman Sachs ActiveBeta® Europe Equity ETF, Goldman Sachs ActiveBeta® International Equity ETF, Goldman Sachs ActiveBeta® Japan Equity ETF, Goldman Sachs ActiveBeta® U.S. Large Cap Equity ETF, Goldman Sachs ActiveBeta® U.S. Small Cap Equity ETF (the “ActiveBeta® Funds”), and Goldman Sachs Equity Long Short Hedge Tracker ETF, Goldman Sachs Event Driven Hedge Tracker ETF, Goldman Sachs Macro Hedge Tracker ETF, Goldman Sachs Multi-Strategy Hedge Tracker ETF, and Goldman Sachs Relative Value Hedge Tracker ETF (the “Hedge Tracker Funds”, and collectively with the ActiveBeta® Funds, the “Funds”). The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Please note that we have included our responses to comments 4, 7, and 8, which were previously submitted as a correspondence filing on EDGAR on February 10, 2015. We have not made any changes to these responses.

General

Comment 1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1. The Funds will consider any additional comments made in connection with the SEC staff’s review of the Registration Statement, disclosures made in response to this letter, supplemental information, or exhibits added in any pre-effective amendments.

Comment 2. Please confirm to the Staff in your response letter that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application, filed in order to operate as an ETF. Specifically, confirm that the application fully discusses the non-index management strategies, including the use of derivatives.

Response 2. The Funds hereby confirm that the disclosure in the Registration Statement is consistent with the Trust’s exemptive application, which fully discusses non-index management strategies, including the use of derivatives.

Comment 3. Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Response 3. The Funds hereby confirm that the signature page filed in connection with Pre-Effective Amendment No. 1 meets the requirements of Section 6(a) of the 1933 Act.

Investment Objectives and Fund Names

Comment 4. Please explain to the Staff why including term “Active” in the names of the ActiveBeta® Funds is appropriate in light of the fact that the Funds are passively managed. We may have additional comments.

Response 4. We believe ActiveBeta®, which is a registered trademark, is an appropriate name for the index-based ETFs because the Funds’ names track the names of the underlying indices that they are seeking to replicate. The underlying indices include the ActiveBeta® name because of the process that is employed through the index methodology. The term “Active” in the Funds’ names is not a reference to active management. Rather, active refers to sources of return besides mere exposure to the performance of the overall stock market or traditional market capitalization weighted indices. Specifically, the ActiveBeta® indices seek to capture systematic, or common, sources of active equity returns. By focusing on four factors, which include value (i.e., the Investment Adviser’s assessment of how attractively the stock is priced relative to its “fundamentals,” such as book value and free cash flow), momentum (i.e., whether the Investment Adviser believes a company’s share price is trending up or down), quality (i.e., whether the Investment Adviser believes the business is profitable ) and volatility (i.e., the degree of variability of a company’s share price over time), the ActiveBeta® indices are designed to capture the attributes which the Investment Adviser believes drive equity returns. Traditional market capitalization weighted indices do not provide as much exposure to these factors. The term “Beta” in the Funds’ names refers to the systematic nature of these active sources of return and a transparent, rules-based methodology employed to capture them.

The disclosure in the registration statement makes clear that the strategies of the ActiveBeta® Funds are to track the Funds’ respective indices. In addition, the disclosure describes each ActiveBeta® Fund index in detail. If required to change the name of the ActiveBeta® Funds, the Funds’ names would not track their respective index name, and we believe that this would be confusing to investors. Accordingly, the Funds respectfully submit that the ActiveBeta® Funds’ names are appropriate notwithstanding the fact that they are passively managed.

Comment 5. The Staff notes that the names of the ActiveBeta® Funds contain terms that implicate the provisions of Rule 35d-1. The Funds appear to be using their investments in securities included in the Indices as a proxy for their obligations to invest at least 80% of its assets in the types of investments suggested by their names as required by the Rule. With respect to the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF, for example, unless the index is comprised entirely of equity securities of emerging markets issuers, the Fund’s test as currently described does not meet the requirements of Rule 35d-1. Accordingly, please explain to us how the names of the Funds meet the requirements of Rule 35d-1 or revise them as necessary.

Response 5. The ActiveBeta® Funds whose names contain terms that implicate the provisions of Rule 35d-1 supplementally confirm that each Fund’s respective underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name. Therefore, because each Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, we submit that each Fund’s investment strategy meets the requirements of Rule 35d-1.

Comment 6. For all ActiveBeta® Funds whose names suggest a focus in a particular geographic area, region or a particular country, please disclose how it is determined that a particular issuer is located in such geographic area, region or country.

Response 6. The Index Provider determines whether an issuer is located in a particular country by reference to the applicable Reference Index (as defined below) methodology. With respect to the ActiveBeta® Emerging Markets Equity ETF, Goldman Sachs ActiveBeta® Europe Equity ETF, Goldman Sachs ActiveBeta® International Equity ETF and Goldman Sachs ActiveBeta® Japan Equity ETF, the provider of each applicable Reference Index will generally deem an issuer to be located in a particular country if it is organized under the laws of the particular country and it is primarily listed in the particular country; in the event that these factors point to more than one country, the Reference Index methodology provides for consideration of certain additional factors.

Comment 7. With respect to the Hedge Fund Tracker Funds, the Staff notes that the underlying Indices that the Hedge Fund Tracker Funds seek to track do not include investments in hedge funds and the Prospectuses for these Funds state that the Funds may not replicate hedge funds. While the Hedge Fund Tracker Funds may seek to implement certain strategies employed by hedge funds, the Hedge Fund Tracker Funds are not designed to track the performance of indices that replicate the returns of hedge fund vehicles. Therefore, please change the Funds’ names to eliminate the suggestion that the Funds track hedge funds.

Response 7. In light of this comment, we would propose to remove the word “Fund” from each Fund’s name. We would like to note, however, that we do not believe that each Fund’s name requires the Fund to comply with the requirements of Rule 35d-1 under the 1940 Act, as the name “Hedge Fund Tracker” is intended to suggest the investment strategy the Fund will pursue, rather than a particular type of investment. As disclosed in the “Principal Investment Strategies” section of each Fund’s Prospectus, the Index “seeks to replicate the returns of hedge funds that employ” certain specified strategies or investment styles. The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that…connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011). The Funds submit that their names clearly convey that each Fund is pursuing an investment strategy that seeks to track the returns of hedge funds (which can comprise multiple types of investment assets – e.g., stocks, bonds, currencies) rather than investing solely in hedge funds.

Goldman Sachs ActiveBeta® International Equity ETF

Comment 8. Please explain to the Staff why the use of the term “international” in the Fund’s name is appropriate given the intended focus of the Fund’s underlying Index, which is to “deliver exposure to equity securities of developed market issuers outside the United States and Canada, specifically in Europe, Australasia and the Far East.” Please include additional discussion as to what countries constitute “Australasia” and the “Far East.”

Response 8. The Fund respectfully submits that the Fund’s investment strategy is consistent with the guidance provided in the adopting release for Rule 35d-1 under the 1940 Act, which states that investment companies using the term “international” in their names would be expected to invest their assets in investments that are tied economically to a number of countries throughout the world. The Fund supplementally confirms that, under normal circumstances, at least 40% of the Fund’s equity portfolio will be invested in the securities of non-U.S. issuers.

Fees and Expenses

Comment 9. Please provide the fee table for each Fund in your response letter.

Response 9. The Funds will incorporate the comment in a future pre-effective amendment to the Funds’ registration statement prior to the Funds’ request for effectiveness.

Comment 10. With respect to Distribution and Service (12b-1) Fees, please confirm that, to the extent that the Funds’ Prospectuses state that such fees are “0” or “None,” the Funds will not be adopting a Rule 12b-1 plan.

Response 10. The Funds have adopted or plan, subject to approval by the Board of Trustees, to adopt a 12b-1 plan (the “Plan”). However, as discussed in the Distribution and Service Plan section of the Prospectus, the Funds do not currently intend to impose these fees.

Comment 11. With respect to the Fee Waiver and Expense Limitation, please confirm that such agreement will be filed as an exhibit to the Registration Statement. Please confirm that such fee waiver and expense limitation will be in effect for at least one year from the date of effectiveness of the Registration Statement. In addition, please confirm there are no recoupments of such waivers, or, if permitted, please describe the conditions under which recoupments are permissible.

Response 11. Any fee waiver or expense limitation arrangements are not made in writing and therefore will not be filed as an Exhibit. However, the Funds can confirm that the waiver will be in effect for at least one year. The Funds have provided disclosure consistent with Instruction 3(e) to Item 3, describing that the modification or termination requires fund board approval. The Funds also hereby confirm that the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

Principal Investment Strategies

ActiveBeta® Funds

Comment 12. The Prospectus for each Fund states that the applicable Fund seeks to “provide investment results that closely correspond, before fees and expenses,” to such Fund’s applicable Index by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying Index. Please disclose the extent to which the Funds intend to invest in securities outside of their applicable Indices if such investments constitute a principal strategy. Please disclose that each Fund may invest up to 20% of its assets in securities and other instruments not included in the Fund’s applicable underlying Index but which the Investment Adviser believes are correlated to the Index.

Response 12. We have included disclosure that each Fund may invest up to 20% of its assets in securities and other instruments not included in the Fund’s applicable underlying Index but which the Investment Adviser believes are correlated to the Index and in certain other investments. For those Funds that intend to do so only as a non-principal strategy, the disclosure is included only in the “Investment Management Approach” section, rather than in the Fund’s summary section.

Comment 13. The disclosures states that each Fund seeks to achieve its investment objective by investing at least 80% of its assets, exclusive of collateral held from securities lending, in securities included in its underlying Index. Please explain the Staff how excluding collateral from securities lending impacts the calculation of the 80% test and provide an example. Is securities lending part of the Funds’ principal strategies?

Response 13. We respectfully note that our proposed approach is consistent with the requirement to invest at least 80% of each Fund’s assets in component securities of its underlying Index as set forth in the exemptive relief to launch ETFs on which the Trust relies. The Funds do not currently intend to engage in securities lending as part of the Funds’ principal strategies. We exclude collateral from securities lending from the total assets calculation because the securities that are lent pursuant to the program are already included in the total assets calculation. By excluding collateral from securities lending in the total assets calculation, each Fund is able to comply with its 80% policy by investing a lesser amount in qualifying securities. For example, if a Fund had $100 in total assets and $5 in collateral from securities lending, under the current policy that excludes collateral, $80 would need to be invested in qualifying securities to comply with the test. In that same example, if collateral from securities lending were included in the calculation of total assets, the Fund would need to invest $84 in qualifying securities.

Comment 14. In your response letter, please confirm whether the Funds intend to borrow for investment purposes.

Response 14. The Funds do not currently intend to borrow for investment purposes.

Comment 15. It is disclosed that each ActiveBeta® Fund seeks to “outperform traditional market capitalization-weighted indexes.” Please explain to the Staff the types of factors and data that that the Board of Trustees will consider in determining whether the Funds’ stated objectives have been achieved.

Response 15. The Board will review, among other things, information regarding each Fund’s tracking error relative to its Index. As disclosed in the Prospectus, each Fund’s objective is to seek to provide investment results that closely correspond, before fees and expenses, to the performance of the applicable Index.

Comment 16. The Prospectuses for the ActiveBeta® Funds state that the Index Provider constructs the applicable Index “in accordance with a rules-based methodology that seeks to capitalize on the low correlation in returns across the four factors and designs the Index to reduce underperformance risk through factor diversification.” Please provide additional description of the “four factors” and how the indices are constructed generally, and explain in plain English the term “factor diversification.” What types of securities, asset classes and “other components” are included in each Index? Please provide percentage amounts. How are securities/components selected and weighted? How often are the indices reconstituted and under what circumstances? Please include disclosures in the appropriate sections of the Prospectus and SAI. We may have additional comments.

Response 16. Each Index seeks to outperform the applicable capitalization-weighted market index by gaining an efficient exposure to common factors that have been shown to deliver superior performance that historically has persisted over time. From a risk management perspective, the benefits of factor diversification deliver market outperformance at similar or lower levels of total risk and drawdown, while also mitigating the magnitude and duration of potential market underperformance.

The construction of the ActiveBeta® Indexes involves the following two steps: (1) the individual common factor indexes for value, momentum, volatility, and quality are created from a given capitalization-weighted market index (a “Reference Index”), and (2) the individual common factor indexes are combined. Overweights and underweights are assigned to individual stocks relative to their benchmark weights. The weights are proportional to how attractive a stock is on the common factor signal, subject to the Index being constrained to long only positions. The indices are rebalanced on a quarterly basis.

The Indexes are comprised of equity securities, including American Depositary Receipts and Global Depositary Receipts.

The Funds have added disclosures in the appropriate sections of the Prospectus and SAI describing the types of securities included in the Indexes and methodology for construction of the Indexes, including the frequency of rebalancing.

Comment 17. It is indicated that, in constituting the underlying Indices for all ActiveBeta® Tracker Funds, the Index Provider will use another index (a “Reference Index”) to determine whether a particular issuer should be included in the underlying Index. The principal strategy sections for the Funds also indicate an average market capitalization range, and a maximum capitalization and a minimum capitalization, as the case may be. Please explain to the Staff how the Registrant proposes to handle situations in which a particular issuer is not within the cited capitalization ranges but continues to be listed in the applicable Reference Index. Please confirm whether the Reference Indices will be third-party indices. We may have additional comments.

Response 17. The Reference Indexes will be third-party indices. We plan to include an average market capitalization range, and a maximum capitalization and a minimum capitalization for each underlying Index as of a date certain and we have included disclosure that these may change over time.

Comment 18. The Prospectuses for the ActiveBeta® Funds state that each applicable Fund “seeks to invest in securities and other components of the Index in approximately the same weighting that such securities and other components have within the Index.” Please explain the term “other components”, i.e. what types of instruments are included in each Index? Please explain the qualification that the Funds invest in “approximately” the same weightings that securities and other components have within the Index. In your response, please discuss under what circumstances and to what extent a Fund may depart from the relative weightings of its applicable Index? Also see Comments 20, 21, 22 and 24 below.

Response 18. The Indexes are comprised of equity securities, including American Depositary Receipts and Global Depositary Receipts. While each Fund currently intends to replicate its underlying Index, there may be situations where a Fund samples the Index or must not exactly track the underlying Index because, for example, as noted in Tracking Error Risk in the summary section and statutory section of each Fund’s Prospectus, as well as the Funds’ SAI, each Fund’s Index is not subject to the tax diversification requirements to which the Fund must adhere and, accordingly, the Fund may be required to deviate its investments from the securities and relative weightings of the Index. In addition, for tax efficiency purposes, a Fund may sell certain securities to realize losses, which will result in a deviation from the Index.

Comment 19. Please include disclosure whether each Index is concentrated in a particular industry or sector and indicate as of what date.

Response 19. The Funds do not currently intend to concentrate in any particular industry or sector.

Comment 20. Page 29. It is stated that a “Fund may purchase a sample of securities in its Index” and that “there may also be instances in which the Investment Adviser may choose to underweight or overweight a security in a Fund’s Index, purchase securities not in the Fund’s Index that the Investment Adviser believes are appropriate to substitute for certain securities in such Index or utilize various combinations of other available investment techniques.” Please repeat the disclosure in the summary where it is disclosed that the Funds are passively managed.

Response 20. The Funds have incorporated the comment.

Comment 21. The section states that each Index is constituted by utilizing a “patented portfolio construction process seeks to ensure a highly efficient capture of the common factor returns while allowing for flexibility on the exact level of active risk in each Index.” Please revise the statement to explain the concepts in plain English.

Response 21. The Funds have incorporated the comment.

Comment 22. The disclosure for the ActiveBeta® Fund states that each Fund “may invest up to 20% of its assets in securities and other instruments not included in the Index but which the Investment Adviser believes are correlated to its Index, as well as in, among other instruments, futures (including index futures), swaps, other derivatives, investment companies (including exchange-traded funds), preferred stocks, warrants and rights, cash and cash equivalents and money market instruments.” In your response, please confirm that all of the instruments and strategies that are listed in the 20% basket are non-principal. Also see Comment 12 above.

Response 22. Where appropriate based on a Fund’s expected investments, the Fund has included disclosure about its 20% basket under “Principal Investment Strategies” in its summary section.

Hedge Fund Tracker Funds

Comment 23. The Prospectuses for the Hedge Fund Tracker Funds state that the Index Provider constructs the applicable Index “in accordance with a rules-based methodology.” Please provide additional disclosure about how the Indices are constituted. Please include additional discussion about how the composition of each Index fits each

Fund’s stated strategy. For example, the Goldman Sachs Event Driven Hedge Fund Tracker ETF’s replicates hedge fund event driver strategies that seek “to achieve gains from market movements in security prices caused by specific corporate events or changes in perceived relative value.” Please disclose the how Underlying ETFs and other instruments will be selected in constructing the Goldman Sachs Event Driven Hedge Fund Tracker Index that will help the Fund in implementing or replicating such strategies.

Response 23. The Funds have incorporated the comment.

Comment 24. The Prospectuses for the Hedge Fund Tracker Funds state that each applicable Fund “seeks to invest in securities and other components of the Index in approximately the same weighting that such securities and other components have within the Index.” Please explain the term “other components” by listing all types of instruments that are included in each Index. Are there any “components” included in the Indices that are not securities? Please disclose any specific tax consequences related to direct investments in such “other components,” if applicable.

Response 24. The Hedge Tracker Funds will primarily invest in U.S.-listed unaffiliated ETFs and ETFs that are commodity pools. The Funds will not invest in affiliated funds. Additionally, the Funds will invest in other exchange-traded instruments that include taxable corporations, grantor trusts, non-qualified publicly traded partnerships and qualified publicly traded partnerships. The Funds currently intend to invest only in instruments that generate “qualifying income” for purposes of treatment as a regulated investment company. The “Taxation” section of the SAI includes disclosure regarding the tax consequences of certain investments. The Funds will consider incorporating additional disclosure in subsequent amendments, as needed.

Comment 25. To the extent the principal strategy of a Fund indicates that Underlying ETFs may invest in non-investment grade bonds, please define such bonds as “junk,” including in the Principal Risks section for such fund.

Response 25. The Funds have incorporated the comment.

Principal Risks

ActiveBeta® Funds

Industry Concentration Risk

Comment 26. The disclosure indicates that a Fund may be concentrated in a particular industry or a sector “to the extent that the Index concentrates in the securities of issuers in a particular industry or sector.” Please clarify that a Fund will not concentrate if the applicable Index does not concentrate.

Response 26. We have revised the disclosure accordingly.

Tracking Error Risk

Comment 27. The disclosure indicates that a Fund’s portfolio and performance “may not match, and may vary substantially from, that of the Index for any period of time, in part because there may be a delay in the Fund’s implementation of any changes to the composition of the Index.” In light of the fact that the Funds are “self-indexing,” please consider whether the disclosure is appropriate or if it should be revised.

Response 27. The Funds have revised the disclosure.

Comment 28. In response to risk disclosures required under Item 9 of Form N-1A, please include additional discussion regarding “Net Asset Value Risks.” Please discuss in detail risks posed by potential absence of an active market for the Funds’ shares, risks associated with active trading in the Fund shares, and risks associated with Fund shares trading at prices other than NAV.

Response 28. The Funds have incorporated the comment by including additional disclosure in the Net Asset Value Risk paragraph under Item 9 of Form N-1A.

Hedge Fund Tracker Funds

Comment 29. Please provide a separate risk disclosure for the risks posed by investments in inverse ETFs (to the extent applicable to a particular Hedge Fund Tracker Fund). Please provide an example to illustrate the divergence between actual performance by an inverse ETF and its underlying index.

Response 29. The Hedge Fund Tracker Funds have incorporated the comment by adding Inverse ETF Risk as an additional risk in the section Risks of the Underlying Funds under Item 9 of Form N-1A.

Industry Concentration Risk

Comment 30. The disclosure states that “to the extent that an Underlying ETF concentrates in the securities of issuer in a particular industry or sector, the Underlying ETF also will concentrate its investments to approximately the same extent.” Please revise to make clear that to the extent an Underlying ETF concentrates, the applicable Fund will concentrate to the same extent.

Response 30. The Funds have incorporated the comment.

Comment 31. See Comment 27 above.

Response 31. Please see Response 27, above.

Comment 32. See Comment 28 above.

Response 32. Please see Response 28, above.

Goldman Sachs Macro Hedge Fund Tracker ETF and

Goldman Sachs Multi-Strategy Hedge Fund Tracker ETF

Comment 33. It is disclosed that the Fund contemplates investing in Underlying ETFs that may give exposure to managed futures and/or currency carry strategies. Please discuss the risks posed by investments in such strategies and instruments.

Response 33. In response to the comment, the Funds have incorporated the relevant risk disclosure in Investment Style Risk in each Fund’s summary section as well as the section Risks of the Funds under Item 9 of Form N-1A.

Other Investment Practices and Securities

Comment 34. Please revise the investment techniques table to clearly identify the investment practices and instruments that are part of the Funds’ principal strategies and those that are non-principal.

Response 34. The Funds’ principal investment strategies and risks are disclosed in the summary section of the Prospectus. The “Other Investment Practices and Securities” and “Appendix A” sections, which include disclosure regarding principal and non-principal investment strategies and risks, are intended to provide shareholders with additional information on which to determine whether the Fund is an appropriate investment opportunity. Moreover, in the “Risks of the Fund” section, the Fund includes a table which separately identifies principal and non-principal risks (i.e., principal risks are marked with a “✓” and non-principal risks are marked with a “ • ” ). The Fund believes that this approach is consistent with Form N-1A and the IM Disclosure Guidance. The Fund also notes that each fund in the Goldman Sachs Fund Complex follows a similar approach to disclosure, and that incorporating these changes would be burdensome.

Comment 35. The disclosure states that “the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is available in the Funds’ SAI.” In your response, please indicate where such disclosures are located in the SAIs. Also see Comment 40 below.

Response 35. The Funds have incorporated the comment and included the relevant disclosure in the section Portfolio Holdings Disclosure in the SAI.

Activities of Goldman Sachs and Its Affiliates and Other Accounts

Managed by Goldman Sachs

Comment 36. Please include additional disclosure regarding possible conflicts of interests posed by self-indexing ETFs and discuss the manner in which Goldman Sachs will attempt to mitigate such risks.

Response 36. The Funds have incorporated the comment.

Comment 37. Please explain how investments for which there is no clear indication of the value will be priced. Further, the section states that “if a Fund holds foreign securities, its NAV may be impacted on days when investor may not purchase or redeem Fund Shares.” Please revise in light of the fact that Fund Shares may be redeemed only in Creation Units.

Response 37. As disclosed in the Prospectuses’ Shareholder Guides, if accurate quotations are not readily available or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the Funds’ investments may be determined in good faith based on yield equivalents, a pricing matrix or other sources, under valuation procedures established by the Board of Trustees. In addition, the section has been revised to incorporate the comment.

Comment 38. Please revise the Appendices to the two Prospectuses so that each Fund’s investment strategies and portfolio risks are clearly identified as principal and non-principal.

Response 38. Please see Response 34, above.

SAIs

Comment 39. In the appropriate section of the SAI, disclose that each Fund’s portfolio holdings are publicly disseminated each day the Fund is open for business, including through the Funds’ web-site.

Response 39. Please see Response 35, above.

Comment 40. In the appropriate section of the SAI, include a separate sub-section discussing the construction and maintenance of each of the underlying Indices. See Comment 16 and Comment 23 above.

Response 40. The Funds have incorporated the comment. The Hedge Fund Tracker Funds will include additional detail in this section in a subsequent pre-effective amendment.

Comment 41. We note that much of the information regarding the Board of Trustees has not been completed. Please ensure that the disclosure provided in a subsequent pre-effective amendment satisfies the requirements of Item 17 of Form N-1A, and includes a statement indicating why the ETF has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the ETF.

Response 41. The Registrant hereby confirms that all information regarding the Board of Trustees required by Item 17 of Form N-1A will be included in the Fund’s registration statement.

Investment Restrictions Section (Hedge Fund Tracker Funds)

Comment 42. Page B-44. Please confirm that, with respect to concentration, each of the Hedge Fund Tracker Funds will look through any affiliated funds. To the extent a Fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration (e.g., if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry).

Response 42. The Funds do not currently anticipate investing in affiliated funds. However, if the Funds make such investments, to the extent that a Fund can determine that an affiliated underlying fund is concentrated, the Fund will consider whether its investment in that underlying fund should count toward the Fund’s 80% policy by taking into account whether the Fund is exposed to the economic fortunes and risks associated with the underlying fund’s applicable concentration.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai